Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☒ Exhibit 2 is attached and made a part of this Form NRSRO.

The following documents attached below describe the procedures and methodologies used in determining credit ratings.

Note: Capitalized terms used but not defined in the policies below generally will have the meanings assigned in the Glossary of Terms included within this Exhibit.

Document:
1. **Principles of Credit Ratings (16 February 2011)**
2. **Glossary (7 December 2015)**
3. **General Description of the Credit Rating Process (as of 29 February 2016)**
4. **Assignment of Credit Ratings (15 May 2014)**
5. **Withdrawals, Suspensions, Discontinuances, and Conversions (31 December 2014)**
6. **Sufficient Information (Quality of Information) (7 December 2015)**
7. **Rating Committee (30 January 2015)**
8. **Issuer Notification (including Issuer Appeals) (19 October 2015)**
9. **Ratings Release (15 May 2014)**
10. **Surveillance (1 December 2015)**
11. **Error Correction (15 May 2014)**
12. **Prohibited Activities (15 May 2014)**
13. **Model Use (15 June 2015)**
14. **Model Governance (15 June 2015)**
15. **Criteria Governance Policy (19 October 2015)**

RatingsDirect®

General Criteria:

Principles Of Credit Ratings

Senior Criteria Officer, Corporate & Governments:
Mark Puccia, New York (1) 212-438-7233; mark.puccia@standardandpoors.com

Senior Criteria Officer, Structured Finance:
Felix E Herrera, CFA, New York (1) 212-438-2485; felix.herrera@standardandpoors.com

Chief Credit Officer, EMEA:
Lapo Guadagnuolo, London (44) 20-7176-3507; lapo.guadagnuolo@standardandpoors.com

Chief Credit Officer:
John A Scowcroft, New York (212) 438-1098; john.scowcroft@standardandpoors.com

Table Of Contents

General Criteria:

Principles Of Credit Ratings

*(**Editor's Note:** We originally published this criteria article on Feb. 16, 2011. We're republishing this article following our periodic review completed on Dec. 22, 2015. This article fully supersedes (but does not make substantive changes to) "Principles of Corporate And Government Ratings," published June 26, 2007, and "Principles-Based Rating Methodology For Global Structured Finance Securities," published May 29, 2007. It also supersedes "Structured Investment Vehicle Criteria," published March 13, 2002, "Corporate Securitizations: The Role of Risk Capital in Aligning Stakeholder Interests," published Sept. 18, 2003, and "CDO Spotlight: Quantitative Modeling Approach To Rating Index CPDO Structures," published March 22, 2007.)*

1. Standard & Poor's Ratings Services uses a principles-based approach for assigning and monitoring ratings globally. These broad principles apply generally to ratings of all types of corporates, governments, securitization structures, and asset classes. However, for certain types of issuers, issues, asset classes, markets, and regions, Standard & Poor's complements these principles with specific methodologies and assumptions.

2. Readers should read this article in conjunction with "Understanding Standard & Poor's Rating Definitions," published June 3, 2009, and "Methodology: Credit Stability Criteria," published May 3, 2010.

3. Standard & Poor's assigns credit ratings to both issuers and issues, and strives to maintain comparability of ratings across sectors and over time. That is, Standard & Poor's intends for each rating symbol to connote the same general level of creditworthiness for issuers and issues in different sectors and at different times. Enhancing comparability requires calibrating the criteria for determining ratings. Standard & Poor's calibrates criteria through various means including measuring default behavior across sectors and over time, applying common approaches to risk analysis, and using a common set of macroeconomic scenarios associated with the different rating levels. The scenario associated with the 'AAA' rating level is one of extreme macroeconomic stress--on par with the Great Depression of the 1930s. The scenarios associated with the lower rating levels are successively less stressful. Credits rated in each category are intended to be able to withstand the associated level of macroeconomic stress without defaulting (although we might significantly lower the ratings on those credits as economic stresses increase).

SCOPE OF THE CRITERIA

4. These criteria apply to ratings of all issuers and issues rated by Standard & Poor's.

SUMMARY OF CRITERIA UPDATE

5. The analytic framework for structured finance securitization ratings includes five key areas:

- Credit quality of the securitized assets;
- Legal and regulatory risks;
- Payment structure and cash flow mechanics;
- Operational and administrative risks; and

- Counterparty risk.

6. The analytic framework for corporate and government ratings includes three key areas:

    - Creditworthiness before external support;
    - External support; and
    - Analysis of specific instruments.

EFFECTIVE DATE AND TRANSITION

7. These criteria are effective for all new and outstanding ratings.

FUNDAMENTAL PRINCIPLES OF STRUCTURED FINANCE RATINGS AND CRITERIA

Credit Quality Of The Securitized Assets

8. In most securitization transactions, the first key step in analyzing the credit quality of the securitized assets is determining the amount of credit support necessary, in our opinion, to maintain a rating at the 'AAA' level. That determination is equivalent to estimating the amount of losses that the assets would suffer under conditions of extreme stress. The estimation can include reference to historical studies of the subject asset class or, when such studies are not available and as we deem appropriate, comparison or benchmarking relative to asset classes for which such studies do exist.

9. For some asset classes, the estimation may proceed in stages: We might separately estimate asset default frequencies and loss severities under extreme stress conditions and then combine those components to form the overall loss estimate. Similarly, for some asset classes, the estimation may use generalizations based on historical studies, such as the notion that losses under extreme stress conditions can be estimated as a multiple of expected losses, with the multiple potentially varying for different asset classes.

10. For some asset classes, Standard & Poor's defines an archetypical asset pool and uses it as a comparison benchmark for gauging the estimated losses under extreme stress for pools underlying actual transactions in such asset classes. In some cases, the maximum rating for the highest rated security may be below 'AAA' based on our assessment of factors such as country risk, or transfer and convertibility risk, and we would adjust the analysis accordingly.

11. In many securitization transactions, a key step in analyzing the credit quality of the securitized assets is estimating the level of expected losses. The level of expected losses generally corresponds to the amount of credit enhancement associated with the 'B' rating level. Estimation of expected losses generally uses the recent performance of similar assets as a guide. The estimation may include adjustments based on our assessment of current trends, as well as evolving market practices.

12. Interpolation is one of the methods we may use when we analyze the amount of credit enhancement associated with the rating levels between 'AAA' and 'B' for transactions in certain asset classes. For other asset classes, we create specific benchmarks, such as coverage multiples or simulated default rates, within a mathematical simulation model.

13. Our view on the credit quality of a pool of assets may change over time. The performance of the pool may diverge from expectations and that divergence may reveal credit strengths or weakness that were not previously apparent. Through our surveillance processes, we reassess the credit quality of the pool based on certain information regarding the observed performance and other factors we deem relevant.

Legal And Regulatory Risks

14. Standard & Poor's assessment of legal and regulatory risks focuses primarily on the degree to which a securitization structure isolates the securitized assets from the bankruptcy or insolvency risk of entities that participate in the transaction. Typically, our analysis focuses on the entity or entities that originated and owned the assets before the securitization, although the creditworthiness of other entities also may be relevant. A true sale of the subject assets from the originator/seller to a special purpose entity (SPE) is one method commonly used by an arranger seeking to achieve asset isolation in a securitization. From a legal perspective, a true sale is generally understood to result in the assets ceasing to be part of the seller's bankruptcy or insolvency estate. There may also be other legal mechanisms, apart from true sale, that may achieve analogous comfort. SPEs are entities that typically are used in a securitization transaction to "house" the assets that will back the payment obligations usually represented by the securities issued by the SPE. In the context of our analysis, Standard & Poor's forms an opinion about the insolvency remoteness of an SPE based on our evaluation of the specific facts and circumstances that we view as applicable to a particular transaction. Among other things, the analysis considers whether the separate legal identity of the SPE would be respected by bankruptcy courts or bodies charged with similar functions. In addition, we assess the presence of features intended to minimize the likelihood that the SPE itself becomes the subject of bankruptcy.

Payment Structure And Cash Flow Mechanics

15. The rating analysis for structured finance typically includes an analysis of payment structure and cash flow mechanics. This portion of the analysis may involve both assessing the documentation for a security and testing the cash flows using quantitative models. In both cases, the objective is to assess whether the cash flow from the securitized assets would be sufficient, at the applicable rating levels, to make timely payments of interest and ultimate payment of principal to the related securities, after taking account of available credit enhancement and allowing for transaction expenses, such as servicing and trustee fees. The analysis may encompass diverse features of the payment structure and cash flow mechanics, ranging from the basic payment priorities inherent in a deal (i.e., the subordination hierarchy of tranches) to the impact of performance covenants (i.e., so-called "triggers") that may operate as switches that materially change the distribution priorities if they are breached. Finally, for securities that embody support facilities from third parties, such as insurance policies, guarantees, bank credit and liquidity facilities, and derivatives instruments, the analysis focuses on the payment mechanics for those obligations.

Operational And Administrative Risks

16. The analysis of operational and administrative risks is another part of the structured finance rating analysis. This part of the analysis focuses on key transaction parties to determine whether they are capable of managing a securitization over its life. Key transaction parties may include a transaction's servicer or manager, the asset manager of a collateralized debt obligation (CDO), the trustee, the paying agent, and any other transaction party; herein we collectively refer to these parties as servicers.

17. In securitizations involving many asset classes, the analysis focuses on evaluating a servicer's or manager's ability to

perform its duties, such as receiving timely payments, pursuing collection efforts on delinquent assets, foreclosing on and liquidating collateral, tracking cash receipts and disbursements, and providing timely and accurate investor reports. For transactions that involve revenue-producing assets (e.g., commercial property), the analysis may include, as we deem appropriate, assessment of certain incremental risks associated with managing the assets. For actively managed portfolios, the analysis considers the asset manager's capabilities and past performance as an asset manager.

18. The analysis of operational and administrative risks generally considers the possibility that a servicer may become unable or unwilling to perform its duties during the life of the transaction. In that vein, the analysis may consider both the potential for hiring a substitute or successor servicer and any arrangements that provide for a designated backup servicer. That portion of the analysis would typically consider the sufficiency of the servicing fee to attract a substitute, the seniority of the fee in the payment priorities, and the availability of substitute servicers.

Counterparty Risk

19. The fifth part of the rating analysis is the analysis of counterparty risk. That analysis focuses on third-party obligations to either hold assets (including cash) or make financial payments that may affect the creditworthiness of structured finance instruments. Examples of counterparty risks include exposures to institutions that maintain key accounts and exposures to the providers of derivative contracts such as interest rate swaps and currency swaps. The counterparty risk analysis considers both the type of dependency and the rating of the counterparty for each counterparty relationship in a transaction.

FUNDAMENTAL PRINCIPLES OF CORPORATE AND GOVERNMENT RATINGS AND CRITERIA

Creditworthiness Before External Support

20. The most important step in analyzing the creditworthiness of a corporate or governmental obligor is gauging the resources available to it for fulfilling its commitments relative to the size and timing of those commitments. Assessing an obligor's resources for fulfilling its financial commitments is primarily a forward-looking exercise. It may entail estimating or projecting future income and cash flows. It may include consideration of economic conditions, the regulatory environment, and economic projections and forecasts. For business entities, future income and cash flows may come primarily from ongoing operations or investments. For governmental entities, income and cash flows may come primarily from taxes. In some cases, other resources, including liquid assets or, in the case of a sovereign obligor, the ability to print currency, may be relevant.

21. The assessment of resources considers both the expected level of future income and cash flows and their potential variability. For all types of obligors, the assessment includes both qualitative and quantitative factors.

22. The quantitative side of the analysis focuses primarily on financial analysis and may include an evaluation of an obligor's accounting principles and practices.

23. For business entities, key financial indicators generally include profitability, leverage, cash flow adequacy, liquidity, and financial flexibility. For financial institutions and insurers, other critical factors may include asset quality, reserves for losses, asset-liability management, and capital adequacy. Off-balance sheet items, such as securitizations,

derivative exposures, leases, and pension liabilities, may also be part of the quantitative analysis. Cash flow analysis and liquidity assume heightened significance for firms with speculative-grade ratings ('BB+' and lower).

24. For governmental entities, the quantitative factors we assess are different from the factors we assess for business entities; they generally include both economic factors and budgetary and financial performance, as well as additional items for sovereign obligors. The economic side of the analysis typically encompasses demographics, wealth, and growth prospects. The budgetary and financial side generally includes budget reserves, external liquidity, and structural budget performance. For sovereign obligors, additional quantitative factors that may, in our view, be relevant to our analysis include fiscal policy flexibility, monetary policy flexibility, international investment position, and contingent liabilities associated with potential support for the financial sector.

25. Trends over time and peer comparisons may be part of the quantitative analysis for both business and governmental entities.

26. On the qualitative side, the analysis of business entities focuses on various factors, including: country risk, industry characteristics, and entity-specific factors. We intend for our analysis of the country risk factor to capture our assessment of the financial and operating environment that applies broadly to businesses in a particular country, including a country's physical, legal, and financial infrastructure. Historically, this assessment has often operated to constrain the ratings of business entities in countries that have high country risk.

27. Industry characteristics typically encompass growth prospects, volatility, and technological change, as well as the degree and nature of competition. Broadly speaking, the lower the industry risk, the higher the potential credit rating for an obligor in that sector. The analysis also considers certain entity-specific factors that we believe can distinguish an individual obligor from its peers. These may include diversification of the obligor's products and services as well as risk concentrations, particularly for a financial institution. Obligor-specific factors also may include operational effectiveness, overall competitive position, strategy, governance, financial policies, risk management practices, and risk tolerance.

28. Qualitative factors for governmental entities are somewhat different from the factors for business entities. Our analysis may encompass political risks, including the effectiveness and predictability of policymaking and institutions and the transparency of processes and data and the accountability of institutions. In addition, for sovereign obligors, consideration of political risks may include an assessment of the potential for war, revolution, or other security-related events to affect creditworthiness. Other qualitative considerations that may be part of an analysis of a governmental obligor include revenue forecasting, expenditure control, long-term capital planning, debt management, and contingency planning. Finally, the assessment of a governmental obligor focuses on the potential that the obligor might default even when it has the resources to meet its financial commitments.

External Support

29. In addition to our assessment of an obligor's stand-alone creditworthiness, Standard & Poor's analysis considers the likelihood and potential amount of external support (or influence) that could enhance (or diminish) the obligor's creditworthiness. When an obligor's creditors have the benefit of contractual support, such as a guarantee from a higher-rated guarantor, the analysis may assign the guarantor's rating to the supported issue or issuer. However, this occurs only when the guarantee satisfies stringent conditions and guarantees full and timely payment of the underlying

obligation.

30. Apart from formal guarantees, the analysis considers the potential for other support from affiliated business entities, governments, and multilateral institutions. For affiliated business entities, the analysis considers both the degree of strategic importance of subsidiaries or affiliates to determine the likelihood and degree of support by a stronger parent and - the parent's capacity to provide such support.

31. For governmental support, the analysis considers the potential for various forms of support. For example, the analysis considers potential support for government-related entities (GREs), such as certain public utilities, transportation systems, and financial companies. The analysis of a GRE considers the role that the entity plays and the nature of its links to its government. A similar line of analysis applies to the potential for extraordinary government support to banks that, in our view, have systemic importance in a national economy. In the case of a sovereign obligor, the analysis considers the potential for support from multilateral institutions (e.g., the International Monetary Fund [IMF]).

32. The assessment of potential external support generally does not include the benefits that an obligor receives merely by being part of a system or framework. We consider those benefits in the assessment of industry characteristics or otherwise in the analysis of stand-alone creditworthiness. For example, the stand-alone analysis of a bank includes consideration of benefits that we believe it may receive from supervision within its regulatory framework and from access to low-cost borrowings from its central bank. Likewise, the analysis of governments (e.g., a school district) may include an evaluation of system support provided by a higher level entity (e.g., a city or state).

33. In some cases, external support can have a negative influence on an entity's creditworthiness. For example, this can happen when a weaker parent company drains cash flows or assets from a stronger subsidiary through dividends or in other ways. Similarly, a sovereign government can be a negative factor for a company's creditworthiness if it intervenes by withdrawing resources or limiting the company's financial flexibility.

Notching And Analysis Of Specific Instruments

34. The analysis of specific instruments includes consideration of priorities within an obligor's capital structure and the potential effects of collateral and recovery estimates in the event of the obligor's default. The analysis may apply notching to instruments that rank above or below their obligor's senior, unsecured debt. For example, subordinated debt would generally receive a rating below the senior debt rating. Conversely, secured debt may receive a rating above the unsecured debt rating.

35. Notching also applies to the structural subordination of debt issued by operating subsidiaries or holding companies that are part of an enterprise viewed as a single economic entity. For example, the debt of a holding company may be rated lower than the debt of its subsidiaries that have the enterprise's assets and cash flows. We extend the notching approach to analyzing the creditworthiness of instruments involving payment priority. For example, we would generally rate preferred stock and so-called hybrid capital instruments lower than senior debt to indicate that payment could be deferred.

RELATED CRITERIA AND RESEARCH

- Methodology: Credit Stability Criteria, May 3, 2010
- Understanding Standard & Poor's Rating Definitions, June 3, 2009

These criteria represent the specific application of fundamental principles that define credit risk and ratings opinions. Their use is determined by issuer- or issue-specific attributes as well as Standard & Poor's Ratings Services' assessment of the credit and, if applicable, structural risks for a given issuer or issue rating. Methodology and assumptions may change from time to time as a result of market and economic conditions, issuer- or issue-specific factors, or new empirical evidence that would affect our credit judgment.

STANDARD & POOR'S RATINGS SERVICES
McGRAW HILL FINANCIAL

Glossary
Date: **07 December 2015**

Unless stated otherwise, for the purposes of all Ratings Services policies the following definitions apply:[1]

1.   "**Affiliate of Ratings Services**": any Associated Person

2.   "**Analytic & Criteria Employee":** all Employees in an Analytical Role and all Employees in a Control Role, other than Employees who are members of the Compliance Department or GRM Operations.

3.   "**Analyst":** an Employee who is directly involved in Credit Rating Activities, but not part of the Criteria organization or the Compliance or Legal Departments.

4.   "**Analytical Manager" or "AM":** an Employee who oversees the day-to-day work of Analysts or other Analytical Managers, but who is not acting in a General Management Role.

5.   "**Analytical Role":** the role of an Employee when acting as an Analyst. Examples include Analysts and Analytical Managers.

6.   "**Ancillary Service":** a product or service that Ratings Services provides or sells that is not a Credit Rating or Credit Ratings Activity and is either a market forecast, an estimate of economic trends, a pricing analysis, other general data analysis, or distribution services related to a Credit Rating, a market forecast, an estimate of economic trends, a pricing analysis, or general data analysis.

7.   "**Arranger":** for purposes the Secure Website Policy – SEC Rule 17g-5, an Issuer, sponsor or underwriter**.**

8.   "**Associated Person":** McGraw Hill Financial, Inc., any entity (including Ratings Services) that is under the direct or indirect control of McGraw Hill Financial, Inc., and any of their respective partners, directors, officers, branch managers and employees (and persons occupying a similar status or performing similar functions).

9.   "**Associated Role":** the role of an Employee when acting in a role other than an Analytical Role, a Control Role, a Commercial Role, or a General Management Role.

10.   "**Business Contact":** an Issuer or any other third party with whom Ratings Services does business. With respect to a particular Employee, a Business Contact does not include strictly personal and familial relationships that are social in nature and with whom the Employee does not interact in connection with his or her duties as an Employee.

11.   "**Business Entertainment":** any form of entertainment where (a) the person providing the entertainment is present and (b) business will be discussed. Examples include: meals, recreational, social, sporting, theatrical, or musical events. Business Entertainment does not include light refreshments incidental to routine business interactions such as business meetings that have an aggregate value of no more than US $25 or its local equivalent (or 3000 yen for activities subject to Japanese jurisdiction). For these purposes, entertainment where the person providing the entertainment is not present is a Gift.

12. **"CMGC":** Criteria and Model Governance Committee

13. **"CRA"**: Credit Rating Agency

14. **"Commercial Activities":** (i) Sales or Marketing Activities and (ii) soliciting, negotiating, discussing, or arranging for the establishment, payment or collection of fees for any product or service of Ratings Services or any Affiliate of Ratings Services. Commercial Activities do not include activities aimed at Ratings Transparency and Educational Objectives.

15. **"Commercial & GM Employee":** any Employee in a Commercial Role and/or any Employee in a General Management Role.

16. **"Commercial Role":** the role of an Employee when engaging in Commercial Activities.

17. **"Complaint":,** means

   - any written communication received from persons, whether or not associated with the NRSRO, containing dissatisfaction about the performance of an Analyst in initiating, determining, maintaining, monitoring, changing, or withdrawing a Credit Rating, or
   - any communication of a dissatisfaction regarding Credit Ratings, models, methodologies and compliance with securities laws and policies and procedures adopted thereunder.

   In any case, a Complaint must be specific as to the alleged conduct, which may be characterized as intentional or negligent, but does not include ordinary course of business discussions regarding Credit Ratings, Criteria, methodologies or timeliness where differing views may be expressed.

   For Credit Ratings subject to Japanese jurisdiction, the definition of Complaint shall also include any expression of dissatisfaction regarding all operations of Standard & Poor's Ratings Japan KK and Nippon Standard & Poor's KK, including Credit Rating Activities regardless of written expression or verbal expression, but not including ordinary course discussions where differing views may be expressed regarding routine matters.

   A communication does not include any posting on electronic social media such as a blog, mini-blog, or chat room.

18. **"Confidential Credit Rating":** a Credit Rating that is not made public by Ratings Services and is not intended to be disclosed by the party requesting the Credit Rating to any other party other than advisors bound by appropriate confidentiality obligations or as otherwise required by law or regulation or for regulatory purposes.

19. **"Confidential Information"**: any of the following types of information: (a) Issuer Confidential Information; (b) Ratings Services Confidential Information; and (c) Other Confidential Information.

20. **"Control Role":** the role of an Employee in a Compliance, Global Risk Management (including Criteria Advisory, Criteria and Model Validation, and GRM Operations), Criteria Development and Approval, or Ratings Risk Review function.

21. **"Covered Model":** a model that is subject to the Model Governance Policy. The Model Governance Policy identifies all of the types or categories of models collectively referred to as Covered Models.

22. **"Credit Rating"**: a forward looking opinion regarding, the creditworthiness of an entity a debt or financial obligation, debt security, preferred share or other financial instrument (including a money market instrument), or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using Ratings Services established and defined symbology. A Rating Outlook is not a Credit Rating but is subject to the same Ratings Services policies and procedures applicable to a Credit Rating.

23. **"Credit Rating Action"**: an initial Credit Rating, change to an existing Credit Rating, affirmation of an existing Credit Rating, withdrawal or suspension of an existing Credit Rating, or

CreditWatch action, in each case as and when such action is Released. Credit Rating Action does not include a Rating Agency Confirmation (RAC).

24.   **"Credit Rating Activities":** an activity engaged in by Ratings Services that leads to or directly supports the issuance or surveillance of a Credit Rating including:

- the evaluation, approval, issuance, or review of Credit Ratings;
- analysis of data and information related to Credit Ratings;
- a Credit Rating Action or Rating Decision; and
- the development or approval of Criteria, including the development or approval of qualitative and quantitative models.

Examples include:

- Participating and/or voting in Rating Committees;
- Attending management meetings that are for the purpose of gathering information and for determining the basis of a rating recommendation;
- Communicating with Rated Entities and Related Third Parties to determine a Credit Rating Action;
- Managing Analysts, as applicable, in their analytical work;
- Developing Criteria (including attending criteria committees);
- Conducting surveillance of a Credit Rating;
- Developing analytical models to support Criteria in which the results are used by a Rating Committee as part of determining a Credit Rating.

In addition Credit Rating Activities also include:

- Advanced Analytics;
- Mappings;
- Rating Agency Confirmation (RAC);
- Rating Evaluations Service (RES);
- Recovery Ratings

Any other activity engaged in by Ratings Services, such as data analysis that does not lead to, or directly support the issuance or surveillance of, a Credit Rating is either an Ancillary Service or Other Service.

For the purposes of this definition, (i) legal counseling by the Legal Department or GRA is not a Credit Rating Activity and (ii) Sales or Marketing Activities are not Credit Rating Activities.

25.   **"Credit Rating Rationale" or "Rationale"**: the written explanation associated with a Credit Rating(s) that explains the principal basis for the Credit Rating(s), regardless of whether it is published. A Credit Rating Rationale may support more than one Credit Rating (e.g., in the case of Linked Rating Actions).

26.   **"CreditWatch":** see Standard & Poor's Ratings Definitions as published on the Free Website.

27.   **"Criteria"**: published guidance that governs the analytic basis for determining Credit Ratings. Criteria include all fundamental factors, analytical principles, methodologies and assumptions that we use in the ratings process to produce our Credit Ratings. Criteria may encompass quantitative or qualitative elements, or both.

28.   **"Criteria Model"**: a complex model that is based on advanced economic, financial, mathematical, or statistical methodologies used in the development of Criteria.

29.   **"Criteria Officer"**: a Practice Criteria Officer, a Senior Criteria Officer or the Chief Credit Officer.

30.   **"DCO":** the designated compliance officer for the purposes of the U.S. Securities Exchange Act of 1934 and rules thereunder that are applicable to a Nationally Recognized Statistical Rating Organization and the designated compliance officer for the purposes of Canadian National Instrument 25-101 relating to designated rating organizations.

31. **"Document" or "Record"**: information recorded in any form, including electronic or paper form, used by Ratings Services to perform business functions. Documents or Records include, but are not limited to, Documents created using computer desktop or corporate applications, e-mails, faxes, instant messages, journals, diaries, calendars, planners, notes, photographs, audio files, voice mails, video files, images, microfilm, hard copy, and any other electronically stored information. The terms Document and Record may be used interchangeably. For example, e-mails are considered both Documents and Records.

32. **"Employee"**: any Ratings Services personnel or any other natural person, whose services are placed at the disposal or under the control of Ratings Services.

33. **"General Management Role" or "GM":** the role of an Employee when engaging in the management of Ratings Services' business and operational activities. Examples include:

    - managing the business and coordinating the operations of a unit including overseeing quality, human resources and policy compliance; participating in marketplace outreach; establishing marketing and business strategy for the unit and making decisions with respect to product development;

    - overseeing the analytical operations without participating in the evaluation, approval, issuance, or review of any specific Credit Rating Action; and

    - budgeting and managing revenues, profits, expenses, and other financial targets, including establishing general fee structures, without participating in Commercial Activities.

34. **"Gifts":** goods and services of monetary value, including but not limited to, cash or cash equivalents (such as gift certificates or cards), as well as things with no clear monetary value that benefit the recipient, such as a favor. For these purposes, entertainment where the person who provides the entertainment is not present or where the entertainment does not involve the discussion of business matters is a Gift. Gifts do not include: (a) items incidental to routine business interactions such as items provided at business meetings (e.g., note pads and pens) that have an aggregate value of no more than US $25 or its local equivalent (or 3000 yen for activities subject to Japanese jurisdiction), (b) S&P Promotional Items (e.g., logo branded items), including complimentary passes to conferences, rewards for submitting surveys, and prizes provided by S&P for random drawings, raffles, or contests offered broadly and where permitted by law, or (c) promotional or other items of de minimus value (i.e., no more than US$10 or its local equivalent) received in the normal course of business (and in Japan, offered generally for free).

35. **"Immediate Family"**:(a) an Employee's spouse, domestic partner, or equivalent or an Employee's dependent child or stepchild regardless of residence; (b) an Employee's relative, whether or not that person is dependent on the Employee (e.g., grandchild, parent, stepparent, grandparent, sibling, mother- or father-in-law, sister- or brother-in-law, and son- or daughter-in-law, including adoptive and guardian relationships) who has shared the same household as the Employee for at least one year immediately preceding the date that the household member engages in the applicable activity; and (c) any legal entity (including a trust or partnership) directly or indirectly managed or controlled by, established for the benefit of, or whose economic interests are substantially equivalent to, either an Employee or a person listed above in items (a) or (b). For these purposes, the terms "dependent", "domestic partner," and "adoptive or guardian relationship" are defined by the national law where the Employee works.

36. **"Issue"**: a debt or financial obligation, debt security, preferred share or other financial instrument (including a money market instrument).

37. **"Issuer"**: an entity that issues debt or equity securities, as well as a bank or insurance companies, and their employees and agents acting on its behalf. An Issuer includes the Rated Entity and its Related Third Parties.

38. **"Legal Department":** the Ratings Services Legal Department or the McGraw Hill Global Legal and Regulatory Affairs Department, as the context requires.

39. **"Linked Rating Action":** means a Credit Rating Action that is derived either in whole or part from another Credit Rating Action.

The most common Linked Rating Actions issued by Ratings Services include:

   i.   A Credit Rating of an Issue, that in turn is dependent upon an outstanding Issuer Credit Rating (ICR) (e.g., a Government Related Entity);

   ii.   A Credit Rating of an Issue that is dependent upon an outstanding Credit Rating of a credit enhancement provider (e.g., a Letter or Credit or bond insurance);

   iii. A Credit Rating of an Issue that is dependent upon the outstanding Credit Rating of a different Issue (e.g., a repackaged single-name synthetic security);

   iv. A Credit Rating of an Issuer that is dependent upon the outstanding Credit Rating of a different Issuer (e.g., a swap or guaranteed investment contract provider);

   v.   A Credit Rating of a new issuance by a rated Issuer when such issuance conforms to prior rated issuances, is consistent with the Issuer's current financial plans as considered by the original Rating Committee, and for which no new information is present to warrant a rating committee review; and

   vi. A Credit Rating of a new issuance by a rated Issuer pursuant to an established financing plan (e.g., a Medium Term Note program).

40. **"Market Intelligence Model"**: a model that takes input from markets and other sources, such as prices, spreads or macro-economic factors, and derives insight into market views on credit quality or the economic environment. These models are not used in determining a Credit Rating; however, they may be used by Analysts to prioritize credits for review.

41. **"Material":** The meaning of "material" ultimately depends on the applicable context. As a general matter, "material" information is information that a reasonable investor could view as significantly altering the "total mix" of information available about a particular company or security. "Material" information could affect the market price of a security when it is publicly disclosed or could affect the decision of a reasonable investor to buy, sell, or hold securities.

42. **"Model Repository":** the database of record for all Covered Models and their related files and documents.

43. **"NRSRO":** Nationally Recognized Statistical Rating Organization

44. **"Non-Public Information":** any information that has not been disseminated to the public in a manner reasonably designed to provide broad distribution, such as in a required or voluntary filing with a government agency or regulatory body, a publication of general circulation, a broadcast teleconference available to all, or a press release.

45. **"Other Service":** a product or service that Ratings Services provides or sells that is neither an Ancillary Service nor part of its Credit Rating Activities.

46. **"Practice Area":** a group within a Business Unit that is responsible for a particular type of credit sector and/or geographic area. For example, North American Utilities and Infrastructure, EMEA Asset Backed Securities, APAC Financial Institutions, etc.

47. **"Primary Analyst":** the Analyst who has been assigned primary responsibility for (a) determining a Rating Recommendation, (b) presenting that Rating Recommendation to a Rating Committee and (c) Communicating with an Issuer with respect to a specific Credit Rating Action. A Primary Analyst means the "lead rating analyst" pursuant to E.U. regulations and Japanese regulations. Individuals not eligible to be a Primary Analyst are: (i) CRISIL GAC Analysts, and (ii) Employees in analytical support roles located in New York office such as Rating Analyst and Rating Specialist.

48. **"Private Credit Rating":** a Credit Rating that is not made public and is not intended to be disclosed to any party, other than a limited number of third parties identified by the party requesting the Credit Rating and (A) professional advisers who are bound by appropriate confidentiality obligations, (B) as required by law or regulation or for regulatory purposes or (C) subject to certain conditions, for the purpose of preparing required periodic reports relating to the assets owned by a special purpose vehicle that has purchased the rated securities. In certain jurisdictions, Ratings Services may limit the availability of Private Credit Ratings to certain Issue sizes, a set number of recipients, or as otherwise prescribed by regulation.

49. "**Publications":** items of information in any written form created by Ratings Services and distributed to the public on a Free Website or other broad distribution platform whether or not owned by Standard & Poor's Financial Services, LLC. Publications do not include communications between Employees and third parties that are intended to be private. Publications ordinarily do not include Confidential or Private Credit Ratings and their related Credit Rating Rationales unless Ratings Services distributes such items to the public in error.

50. **"Rated Entity":** an entity whose creditworthiness is assessed in a Credit Rating.

51. **"Rating Committee":** the committee that determines a Credit Rating.

52. **"Rating Committee Chairperson":** the Analyst whose role is to oversee the Rating Committee, including the process for arriving at a Rating Decision and approve the Rating Decision as determined by the Rating Committee.

53. **"Rating Decision":** a Credit Rating that is determined by a Rating Committee prior to its Release.

54. **"Ratings Transparency and Educational Objectives":** include:
    i. increasing the transparency of Ratings Services' Credit Rating Activities in order to promote marketplace understanding of Credit Rating Activities and competition among CRAs on the basis of the substance and quality of their Credit Ratings and the Criteria they use,

    ii. helping actual or prospective Issuers, other market participants or external parties and other Employees better understand Ratings Services' Credit Ratings and Criteria, and

    iii. helping actual or prospective Issuers, other market participants or external parties and other Employees better understand the different roles and responsibilities of Ratings Services' Employees, and the communications and activity restrictions imposed on these Employees by Ratings Services.

55. **"Ratings Model"**: a model that is used in the process of determining a Credit Rating.

56. **"Ratings Services":** Standard & Poor's Rating Services, as registered with the SEC as an NRSRO.

57. **"Ratings Services External Model"**: a model that Ratings Services disseminates externally. Such a model is generally associated with a Material Ratings Model. These models are distributed for the purpose of enhancing the transparency of our credit rating methodologies and to facilitate the understanding of the factors that influence our ratings.

58. "**Ratings Services Model Inventory**": a list of the Covered Models residing in the Model Repository.

59. **"Recommendation":** any statement, oral or written, direct or indirect, that suggests to an Issuer (a) how it should arrange a corporate or legal structure, (b) how it should manage or structure its assets, liabilities or activities in connection with a Credit Rating, or (c) how it should design or structure a structured finance instrument.

60. **"Regulatory Requirements":** the requirements set forth in the statutes, regulations, and rules that are applicable to Ratings Services in various jurisdictions.

61. **"Related Third Party":** the arranger, obligor, originator, servicer, sponsor, underwriter, or any other party that interacts with Ratings Services on behalf of a Rated Entity, including any person directly or indirectly linked to that Rated Entity by control.

62. **"Release"** or **"Released":** When a Rating Decision is made effective by posting in CORE or a successor system.

63. **"S&P" or "Standard & Poor's":** collectively, Ratings Services, S&P Dow Jones Indices and S&P Capital IQ.

64. **"Sales or Marketing Activities":** activities that relate to or are directed at increasing, improving, maintaining, obtaining, securing or defending the sales, revenues, marketing, business development, market share or market position of Ratings Services, any Affiliate of Ratings Services, or any of their respective products or services, including, without limitation, all efforts to solicit business from, or "pitch" products or services to, an Issuer or prospective Issuer, and any other efforts to sell or market the products or services of Ratings Services or any Affiliate of Ratings Services to existing or prospective clients. Sales or Marketing Activities do not include Credit Rating Activities or activities aimed at Ratings Transparency and Educational Objectives.

65. **"Sales or Marketing Considerations":** include any consideration, concern, communication, plan, goal or objective relating to or directed at Sales or Marketing Activities.

66. **"Solicited Credit Rating":** Credit Ratings, other than Internal Confidential Unsolicited Credit Ratings, assigned by Ratings Services at the request of the Issuer. A Credit Rating will be considered to be at the request of the Issuer if (a) there is an agreement with the Issuer or its agent for the provision of the Credit Rating (or an agreement does not specifically identify the Credit Rating but indicates Ratings Services expects to rate the Issuer's obligations in the future, unless the Issuer has confirmed to Standard & Poor's in writing that it does not wish the obligation to be rated) or (b) the Issuer pays for the Credit Rating. Solicited Credit Ratings do not include Credit Ratings that were initially requested by the Issuer but, while still maintained by Ratings Services, are no longer requested by the Issuer as demonstrated by the fact that Ratings Services no longer receives payment from the Issuer for these Credit Ratings.

67. **"Under Criteria Observation"** or **"UCO":** an identifier that may (or shall, if an EU regulatory requirement) be assigned to Credit Ratings under review as a result of a Criteria revision. The addition of the UCO identifier to a Credit Rating does not change that Credit Rating's definition or Ratings Services' opinion about the Issue's or Issuer's creditworthiness.

68. **"Unsolicited Credit Rating":** Credit Ratings, other than Internal Confidential Unsolicited Credit Ratings, that are not Solicited Credit Ratings.

69. **"Voting Analyst":** an Analyst who has been approved by an Analytical Manager or his or her designee to vote in a Rating Committee. A CRISIL GAC Analyst or a member of the New York Newspaper Guild is not eligible to be a Voting Analyst.



General Description of the Credit Rating Process[*]
as of February 29, 2016

Initiation of a Credit Rating
Standard & Poor's Ratings Services' credit rating process typically begins with a credit rating request from the Issuer (See *Quality of the Rating Process – Assignment of Credit Ratings Policy)*;(such policy also defines circumstances when Unsolicited Credit Ratings may be issued. Also see *Ratings Services Transparency – Secure Website Policy SEC Rule 17g-5 Policy*).

Information Sources and Considerations
Standard & Poor's Ratings Services provides a Credit Rating only when, in its opinion, there is information of satisfactory quality to form a credible opinion on creditworthiness, consistent with its *Quality of the Rating Process – Sufficient Information (Quality of Information) Policy,* and only after applicable quantitative, qualitative, and legal analyses are performed. Throughout the ratings and surveillance process, the analytical team reviews information from both public and nonpublic sources.

For corporate, government, financial institution, and insurance company (collectively referred to as "C&G") Credit Ratings, the analysis generally includes historical and projected financial information, industry and/or economic data, peer comparisons, and details on planned financings. For structured finance Credit Ratings, the analysis generally covers the credit quality of the securitized assets, a review of the applicable legal and regulatory regime to determine whether the securitized assets have been appropriately isolated from bankruptcy and insolvency risk of transaction participants, the payment structure and cash flow mechanics, operational and administrative risks of key participants, counterparty exposure, and the historical performance data relating to the underlying assets (and/or assets with similar characteristics), if applicable. Our qualitative considerations for new issue transactions would generally include the strengths and weaknesses of originators of assets and other key transaction participants, which may impact the amount of credit enhancement required for a particular rating and/or limit the maximum potential rating. Quantitative models are commonly employed in our analysis coupled with a qualitative assessment of the risk and mitigating factors.

In connection with its assignment or surveillance of a rating, Standard & Poor's Ratings Services typically receives data and other information from issuers and their agents and advisors, as well as from other sources. In addition, numerous commercial vendors sell or provide data to Standard & Poor's Ratings Services that may be used in various aspects o f the ratings process, including publicly available data aggregated by third parties. Purchased data includes economic and business news, information on new financings, information on defaults and bankruptcies, performance data for structured finance transactions, securities prices, and information obtained from regulatory filings.

[*] This process description does not apply to Japan SME ratings or Unsolicited Credit Ratings, including those designated with a "pi" subscript.

As noted above, Standard & Poor's Ratings Services provides a Credit Rating only when, in its opinion, there is information of satisfactory quality to form a credible opinion on creditworthiness. In particular, Standard & Poor's Ratings Services will not issue or maintain a Credit Rating if it believes the information available and necessary to maintain the rating is not reliable. Although, it may in certain cases obtain additional information concerning the data provided by various parties, Standard & Poor's Ratings Services does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. If Standard and Poor's Ratings Services' Criteria permit the use of public ratings from other CRAs, Standard and Poor's Ratings Services may use such ratings as part of its evaluation of funds, pools of assets or in connection with structured finance transactions. (See *Quality of the Rating Process – Sufficient Information (Quality of Information) Policy.*

Interaction with Management

For C&G Credit Ratings, Standard & Poor's Ratings Services primarily employs fundamental credit analysis, occasionally supplemented by quantitative models in accordance with our Criteria. A meeting with management is commonly undertaken as part of the credit rating process. Members of Standard & Poor's Ratings Services' analytical team typically meet with management to review key factors that may have an impact on the Credit Rating, including operating and financial plans and management policies. These meetings help Analysts develop their assessment of management and corporate strategy, which are qualitative factors that are generally incorporated in our Credit Rating Actions (See *Quality of the Rating Process Policy).*

The Rating Committee

Standard & Poor's Ratings Services' Credit Ratings are determined by the vote of a Rating Committee, not by any individual Analyst. However, under certain circumstances, Standard and Poor's Ratings Services issues Credit Ratings that are derived either in whole or in part from other Credit Ratings. In this regard, and under certain circumstances, an Employee may apply an existing Issue or Issuer Credit Rating on an entity (previously determined by a Rating Committee) to another Issuer and/or Issue (i.e., a Linked Rating Action).

The Rating Committee process is central to analytical quality. (See *Quality of the Ratings Process – Rating Committee Policy*) Individuals who collectively have the knowledge and experience in developing and monitoring a Credit Rating for a specific type of Rated Entity comprise the Rating Committee. At the Rating Committee meeting, pertinent information and a Rating Recommendation are presented and discussed. Then the Rating Committee votes on the Rating Recommendation and reaches a Rating Decision. The Rating Committee Chairperson ensures that the Rating Committee (a) is properly constituted, (b) appropriately applies Ratings Services' Criteria, (c) reviews all relevant information and materials, (c) complies with the *Standard & Poor's Ratings Services Code of Conduct* and related policies, guidelines and procedures, and (e) reaches a Ratings Decision absent extraordinary circumstances. (See *Quality of the Ratings Process – Rating Committee Policy.*)

Informing Issuers and Appeals

Once the Rating Committee has reached a Rating Decision the Issuer is notified of the Rating Decision and the key elements underlying it. After notifying the Issuer, Standard & Poor's Ratings Services publishes the Credit Rating and generally disseminates it to the media, except in the case of Private and Confidential Credit Ratings. Standard & Poor's Ratings Services will, when so required by applicable regulations or may, as a courtesy to prevent factual errors or prevent the inadvertent release of Confidential Information, provide an advance copy of its Credit Rating Rationale to the Issuer (See *Quality of the Rating Process - Rating Release Policy, Disclosure of Public Credit Ratings Policy and Protection of Information - Avoiding Selective Disclosure Policy.*)

Standard & Poor's Ratings Services may accept a request from an Issuer to appeal a Rating Decision, provided that meaningful new information is presented. (See *Quality of the Rating Process Policy.*) When this occurs, a Rating Committee will convene to review the additional information and vote. The Rating Committee may stand by the original Rating Decision or reach a new Rating Decision.

Credit Rating Reviews
Consistent with its goal of forward-looking, timely, and credible Credit Ratings, Standard & Poor's Ratings Services maintains surveillance on an ongoing basis and at least annually of its outstanding Credit Ratings (which excludes point in time Credit Ratings). The frequency, timing and extent of surveillance are dynamic and reflect, among other things: (a) the frequency and public availability of financial and regulatory reporting; (b) the frequency and availability of transaction-specific performance information; (c) the availability of new information, derived from a variety of sources that is relevant to creditworthiness; (d) the occurrence of material changes that could impact a Credit Rating; (e) the impact of changes in macro-economic or financial market conditions; and (f) specific risk considerations and expectations relevant to a rated issue or issuer or to a group or class of rated issues or issuers. (See *Surveillance and Withdrawal Policy.)*

For C&G Credit Ratings, it is routine to schedule periodic meetings with management as part of the ongoing surveillance process. These meetings enable Analysts to be apprised of changes in the Rated Entity's plans and to discuss new developments, performance relative to prior expectations, and other areas pertinent to our analysis. For structured finance Credit Ratings, as part of the surveillance process, Analysts monitor performance data and other pertinent information that includes, for example, changes in asset performance, changes in the transaction's credit support, and changes in the ratings of support providers.

In general, for C&G Credit Ratings the same principles are applied in determining initial Credit Ratings and in performing surveillance of Credit Ratings. However, structured finance surveillance processes and models may differ from those applied to initial Credit Ratings. While new Issue processes focus on evaluating potential defaults and losses for a given asset pool over the term of the security, the surveillance process considers the actual performance exhibited and evaluates potential losses as compared to existing credit support. In addition, process differences between new issues and surveillance may be attributed to the availability of pertinent information used in the analysis.

Credit Rating Criteria provide the framework from which analytical judgment is applied to the unique fact set of each rating engagement. Existing Criteria remain in effect until they are replaced by new Criteria or explicitly withdrawn. Changes made to Criteria and models for determining initial Credit Ratings are generally applied to existing Credit Ratings within a reasonable period of time, in accordance with applicable regulatory requirements, taking into consideration such factors as the number of ratings impacted, the complexity of the procedures and methodologies used to determine the Credit Ratings, and the types of securities being rated. Additionally, changes made to models and Criteria for performing ratings surveillance are incorporated into the models and Criteria for determining initial ratings. For structured finance Credit Ratings, certain changes made to models and Criteria for determining initial Credit Ratings may not apply to existing Credit Ratings when changes to the initial Credit Ratings assumptions are not considered significant to the surveillance analysis where the surveillance process focuses on the actual underlying asset performance.

Typically, Credit Ratings are subject to a review at least every 12 months. For Structured Finance Credit Ratings, surveillance typically consists of monitoring and interpreting delinquency and loss performance, measuring current levels of credit enhancement, assessing the impact of amendments and of Credit Rating Actions related to credit support providers, and applying quantitative and qualitative analytical procedures. (See *Surveillance and Withdrawal Policy*.) As a result of the surveillance process, it sometimes becomes apparent that changing conditions require reconsideration of an outstanding Credit Rating, which may lead to convening a Rating Committee to consider CreditWatch placement or other Credit Rating Actions.

Once a Credit Rating is public, Standard & Poor's Ratings Services publicly discloses any subsequent Credit Rating Actions, generally with a short explanation. Depending on our view of market interest in the Credit Rating, we may publish reports at the conclusion of Credit Rating reviews in which a Credit Rating is affirmed.

Credit Ratings are discontinued most commonly when the rated obligations are fully repaid. Standard & Poor's Ratings Services may also withdraw a Credit Rating at any time in its sole discretion. Such action may be taken, among other reasons, (a) at the request of an Issuer, (b) as a result of the merger or consolidation of an Issuer, (c) because of a lack of information of satisfactory quality about the Rated Entity, (d) because of non-payment of Standard & Poor's Ratings Services fees, or (e) because of a lack of sufficient market interest in the Credit Rating or for other business reasons. Standard & Poor's Ratings Services may change a Credit Rating, and publish such change, prior to withdrawing it, if we believe that the public Credit Rating is or may be misleading based on current information. Standard & Poor's may also suspend a Credit Rating at any time in its sole discretion. (See *Quality of the Rating Process – Assignment of Credit Ratings Policy.*)



Policy: **Assignment of Credit Ratings**
Date: **15 May 2014**

<u>**Policy Statement**</u>

Within its sole discretion, Ratings Services determines whether to issue a Credit Rating. Ratings Services may decline specific requests for Credit Ratings, may decline to issue Credit Ratings on subsequent Issues, or may withdraw or suspend an existing Credit Rating. When consistent with regulatory requirements in applicable jurisdictions and its policies, guidelines, and Criteria, Ratings Services will issue and maintain a Credit Rating if it has sufficient information of satisfactory quality for a Credit Rating. Ratings Services will not refrain from issuing or revising any Credit Rating based on the potential effect (economic, political, or otherwise) on it, an Issuer, an investor, or other market participant. Rating Services publishes a Credit Rating Rationale depending on market interest or as required by regulation.

Ratings Services may assign Confidential Credit Ratings or Private Credit Ratings if Ratings Services has determined not to assign an Unsolicited Credit Rating. Confidential Credit Ratings and Private Credit Ratings are subject to substantial distribution and publication restrictions. In addition, in certain jurisdictions, Ratings Services may limit the availability of Private Credit Ratings to certain Issue sizes, to a set number of recipients, or to cases where certain regulatory conditions are met.

Ratings Services may assign a preliminary rating based on information that is subject to finalization but is otherwise consistent with its Sufficient Information Policy. Ratings Services will assign a final Credit Rating when it receives the finalized information that was used in arriving at the preliminary Credit Rating.

Consistent with its other applicable policies, including the Protection of Information Policy, Ratings Services may assign Unsolicited Credit Ratings when Ratings Services believes sufficient market interest exists for the Rated Entity.



Policy: Withdrawals, Suspensions, Discontinuances, and Conversions
Date: 31 December 2014

<u>**Policy Statement**</u>

Ratings Services may, consistent with applicable regulatory requirements, withdraw or suspend a Credit Rating at any time in its sole discretion. Rating Services determines the timing of both the withdrawal or suspension of a Credit Rating and the issuance of related notices.

Ratings Services may withdraw a Credit Rating at the request of an Issuer, but under no circumstances will an Issuer's request to withdraw a Credit Rating avoid an imminent rating change. Ratings Services may elect to convert that Credit Rating into an Unsolicited Credit Rating rather than to withdraw the Credit Rating.

When Ratings Services withdraws or suspends a Credit Rating, Ratings Services generally issues a notice in the same manner in which the original Credit Rating was issued (i.e., for a public Credit Rating, Ratings Services will post the notice on its website; and for a Private Credit Rating, Ratings Services will notify the party that requested the Credit Rating or post a notice through the secured website established for the Credit Rating, as appropriate).

Finally, Ratings Services discontinues a Credit Rating on an obligation when the obligation is paid in full in accordance with its terms and in certain other circumstances. Ratings Services generally does not publicly announce discontinuances of Credit Ratings but denotes the discontinuances in its ratings databases and public website.



Policy: **Sufficient Information (Quality of Information)**
Date: **07 December 2015**

Policy Statement

Ratings Services will issue a Credit Rating only when it possesses sufficient information upon which to base a credit rating. Information may be deemed sufficient only when: (a) there is sufficient quantity of information to enable the assignment of a Credit Rating; (b) Ratings Services has received such information on a timely basis; and (c) Ratings Services determines that the information received is reliable.

Ratings Services' determination that information is sufficient is not an audit, is not designed to prevent or detect fraud and Ratings Services' use of such information is not a guarantee of its accuracy.

Ratings Services typically receives information upon which to base a credit rating from an Issuer and its Related Third Parties. Ratings Services may also receive and use information from other sources. However, in all cases Ratings Services will only use any such information if it satisfies the relevant standards that the applicable Practice Area has established or an alternate procedure has been approved consistent with it's policies.

Ratings Services determines the reliability of the information it receives and uses in its rating analyses either through:

- Consideration of relevant findings resulting from evaluations performed by a third party such as an auditor, due diligence firm or similar service provider, or

- Internal assessment of whether (i) the information contains anomalies, or (ii) the source of the information presents a history of providing accurate and timely information to Ratings Services.

As part of the internal assessment to identify anomalies, Ratings Services may use quantitative or qualitative evaluation approaches. The quantitative evaluation approach may include a random sampling methodology or other approaches to evaluate certain data used in analyses. The qualitative evaluation approach may include a review of the operational capability of the Issuer or Related Third Parties and a determination of their ability and willingness to provide Rating Services with reliable information in combination with a review of the information and data provided.

If Ratings Services Criteria permits the use of public ratings from other CRAs, Ratings Services may, in certain cases and on a limited basis, use such ratings as part of its analysis of funds, pools of assets or in connection with structured finance transactions. In such cases, use of such ratings must be documented and stored in the Approved Form and Media Storage.

Ratings Services will withdraw or suspend a Credit Rating when sufficient information is no longer available.



Policy: **Rating Committee**
Date: **30 January 2015**

Policy Statement

Credit Ratings issued by Ratings Services are determined by Rating Committees composed of Analysts and not by individual Analysts.

However, under certain circumstances, Ratings Services issues Credit Ratings that are derived either in whole or in part from other Credit Ratings. In this regard, and under certain circumstances, an Employee may apply an existing Issue or Issuer Credit Rating on an entity (previously determined by a Rating Committee) to another Issuer and/or Issue (i.e., a Linked Rating Action).

The composition of a Rating Committee and the processes it follows depends on the nature and complexity of the Credit Rating Action. Rating Committees make Rating Decisions based on analyses of relevant information known to it in accordance with Ratings Services' established Criteria.

A Rating Committee under certain circumstances may assign a preliminary Credit Rating and simultaneously authorize, conditionally, the final Credit Rating. If events occur which would require the final Credit Rating to be different than the preliminary Credit Rating, or that would require a material change in the Credit Rating Rationale, a new Rating Committee will be convened.

Each Rating Committee must have a designated Rating Committee Chairperson ("Chair"). The role of the Chair includes ensuring that the Rating Committee:

- Is properly constituted,
- Appropriately applies Ratings Services' Criteria and,
- Reviews all relevant information and materials presented at the Rating Committee.

An Analyst may not serve as the Chair for a Rating Committee for a Rated Entity for which he or she serves as the Primary Analyst.

Only Voting Analysts may vote in a Rating Committee. To further enhance the independence of the rating process, Criteria Officers are not permitted to be Voting Analysts and thus may not vote in, or chair, a Rating Committee. Employees who are not Voting Analysts, may, with the approval of the respective Chair, share their opinion on a subject where they have specialized knowledge relevant to the Credit Rating Action under review by the Rating Committee but may not vote in that Rating Committee.

Under no circumstances may an Employee attend or vote in a Rating Committee if he or she has an actual or potential conflict of interest.



Policy: **Issuer Notification (including Issuer Appeals)**
Date: **19 October 2015**

Policy Statement

When required by regulation or where otherwise feasible and appropriate, Ratings Services will, prior to the publication of a Credit Rating, inform the Issuer of the critical information and principal considerations upon which the Credit Rating will be based and afford the Issuer the opportunity to clarify any potential factual errors on which Ratings Services may have based its Rating Decision. This notice also allows the Issuer to identify and alert Ratings Services to any potential disclosure of material non-public or confidential information.

Any change proposed by an Issuer to correct a factual error or prevent the disclosure of material non-public or confidential information shall be given consideration before publication of the Credit Rating. A change will be made only if the Primary Analyst determines it is warranted. Concerns or misunderstandings raised by an Issuer will be discussed with the Issuer, but the Primary Analyst is generally discouraged from making changes for purposes other than correcting a factual error or avoiding the potential disclosure of material non-public or confidential information. If an Issuer suggests wording or grammatical changes, the Primary Analyst may consider such comments but is not obligated to make any changes. In all cases, Ratings Services maintains editorial control over its published materials, including Credit Rating Rationales.

When Issuer notification of a Credit Rating is given in advance of publication of a rating, and includes a draft of the related Credit Rating Rationale, the draft must be accompanied by the following statement:

"Standard & Poor's Ratings Services is sending you this draft so that you can call our attention to any factual errors or the inadvertent inclusion of confidential information in the draft. If you have any questions or comments on the analysis that are not factual in nature, we ask that you discuss these matters with us. We will use our sole discretion in making editorial changes to the document, which represents our independent opinion. We will finalize and release our report after a period of [Appropriate period to be filled by the Analyst] hours from the time we have sent this email regardless of whether we have received a reply. The report will supersede the information in the draft; the information in the draft is confidential and remains confidential after the issuance of a report, and the draft should not be disclosed or released at any time before or after the report is published."

This policy statement applies to Solicited Credit Ratings, Unsolicited Credit Ratings (in certain jurisdictions), and Confidential and Private Credit Ratings, but does not apply to Internal Confidential Unsolicited Credit Ratings.

An Issuer may share new information relevant to the Rating Decision after being notified of the Rating Decision. Ratings Services will determine whether the new information could impact to the Rating Decision. If necessary, a new Committee will be convened.

An Issuer may appeal the Rating Decision and request a review of the additional information based on either material new information it has shared with Ratings Services or a belief that Ratings Services materially misinterpreted critical information in reaching that Rating Decision.

Ratings Services will consider appeals of Rating Decisions by Issuers and will grant such appeals as appropriate. There is no right to appeal, and the decision to grant an appeal is made on a case-by-case basis. A Credit Rating may be placed on CreditWatch during the appeal period. Ratings Services will take any appeal request seriously and will seek to gauge its substance, but it will reject requests that appear to be made solely for the purpose of delaying the issuance of a Credit Rating. In general, the Rating Decision of an appeal Rating Committee is final. In certain jurisdictions, Rating Services must disclose if an initial Rating Decision was changed following an appeal by the Issuer.

The following are not subject to appeal: CreditWatch actions, affirmations of Credit Ratings, and Unsolicited Credit Ratings (except for Sovereign ratings), as well as Ancillary Services, Other Services, and certain other opinion products that could potentially contribute to a Credit Rating Activity (i.e., Advanced Analytics, Mappings, Rating Agency Confirmations (RAC), Rating Evaluation Services (RES), and Recovery Ratings, unless the Recovery Rating is a material input in determining the Credit Rating.) Components of a Credit Rating or internal assessments which do not meet the definition of a Credit Rating (e.g., BICRA, SACP, or risk scores), even if made public, are also not subject to appeal. Additionally, Outlook changes on U. S. Public Finance Credit Ratings are not subject to appeal.

Requests to appeal a Rating Decision can constitute a Complaint if the request otherwise meets the definition of Complaint.



Policy: **Ratings Release**
Date: **15 May 2014**

<u>Policy Statement</u>

When a Rating Committee makes a Rating Decision on a Credit Rating Action, Ratings Services'
overriding objective is to disseminate Credit Rating Actions as soon as possible.



Policy: **Surveillance**
Date: **01 December 2015**

Policy Statement

Consistent with our goal of forward-looking and timely Credit Ratings, Ratings Services maintains surveillance of its outstanding Credit Ratings on an ongoing basis and at least every 12 months. For purposes of this policy, outstanding Credit Ratings exclude point-in-time, withdrawn, suspended, and discontinued ratings.

The frequency, timing, and extent of surveillance are dynamic and may reflect, among other things: (a) the frequency and public availability of financial and regulatory reporting; (b) the frequency and availability of transaction-specific performance information; (c) the availability of new information, derived from a variety of sources, that is relevant to creditworthiness; (d) the occurrence of material changes that could impact a Credit Rating; (e) the impact of changes in macro-economic or financial market conditions; and (f) specific risk considerations and expectations relevant to a rated Issue or Issuer or to a group or class of rated Issues or Issuers.

Ratings Services will publicly disclose in a timely manner Credit Rating Actions along with the Credit Rating Rationale or refer to an existing public Credit Rating Rationale and key elements underlying the action. If a Credit Rating is Confidential or Private, communication of the Credit Rating, the Credit Rating Rationale, and subsequent Credit Rating Actions will be made to the entity that requested the Credit Rating or in the case of a Private Credit Rating, to other parties as authorized by the requesting entity.

When methodologies, models, or key rating assumptions used in Credit Rating Activities are created or changed, Ratings Services will review potentially affected Credit Ratings as soon as possible but no later than the time period required by regulation. Pending such review, Ratings Services will assign the UCO ("Under Criteria Observation") identifier as an early indication that such change may affect specified Credit Ratings (except for U.S. Public Finance Credit Ratings). The UCO identifier is not equivalent to a CreditWatch as it offers neither an estimate of the likelihood of a rating change nor the timescale over which such change might occur. The UCO identifier will continue to be on Credit Ratings until the Credit Rating is reviewed in one of the following surveillance review types: Committee Review, Periodic Review, or Portfolio Review. The addition of the UCO identifier to a Credit Rating does not change that rating's definition or our opinion about the Issue's or Issuer's creditworthiness.

In addition, if a change to an existing or the creation of new methodologies, models, or key rating assumptions is likely to affect a Credit Rating, Ratings Services will convene a Rating Committee to determine the impact, and, in the course of such deliberations but prior to a final determination, the Rating Committee may place the potentially affected Credit Rating on CreditWatch.



Policy: **Error Correction**
Date: **15 May 2014**

Policy Statement

The goal of Standard & Poor's Ratings Services is to provide investors and the markets with research and Credit Ratings that are insightful, complete, and error-free. This includes issuing Credit Ratings, Credit Rating Rationales, and other published materials that are free of misrepresentations and that can be easily understood. At the same time, we recognize that occasionally our publications may contain errors. To further our mission of providing quality Credit Ratings, we will act quickly to correct any identified errors.



Policy: **Prohibited Activities**
Date: **15 May 2014**

Policy Statement

No Unfair, Coercive, or Abusive Practices
Employees are prohibited from engaging in unfair, coercive, or abusive practices, such as issuing or modifying, conditioning or threatening to condition, credit ratings, equity research reports or opinions or fund ratings, research, or recommendations, or securities selected for an index, based on the purchase of any other service or product of S&P or McGraw Hill Financial by the related obligor or Issuer, or an affiliate of the obligor or Issuer.

This prohibition also includes issuing or lowering-or making related threats to issue or lower—a credit rating of a security or money market instrument issued by an asset pool or as part of any asset - or mortgage-backed security transaction unless all or a portion of the assets within such pool or such transaction are also rated by Ratings Services, if such actions are taken with an anticompetitive intent.

For additional information, please refer to the Standard and Poor's Confidentiality, Conflicts, and Firewall Policy.

No Structuring
Rating Services' Employees are prohibited from structuring transactions and from making any Recommendation to an Issuer if Ratings Services issues, reasonably anticipates issuing, or maintains a Credit Rating with respect to the Issuer or any security issued, underwritten, or sponsored by the Issuer.

Ratings Services must not issue or maintain a Credit Rating with respect to an Issuer or any security issued, underwritten, or sponsored by an Issuer where a Ratings Services Employee or any Associated Person made any Recommendation to the Issuer. Ratings Services must withdraw an existing Credit Rating if it learns that a Recommendation was made to the Issuer by an Employee or Associated Person in connection with the Credit Rating.

No Endorsement
Ratings Services and its Employees will not make statements or take other actions inconsistent with the guiding principles provided in Code of Conduct section 4.3.



Policy: **Model Use**
Date: **15 June 2015**

Policy Statement

As stated in the Model Governance Policy, Ratings Services considers a model to be a quantitative method, system or approach that applies statistical, economic, financial or mathematical theories, techniques, and assumptions to process input data into quantitative estimates. A model also includes quantitative approaches whose inputs are partly or wholly qualitative or based on expert judgment, provided that the outputs are quantitative in nature.

This Policy applies to models used in the process of determining a Credit Rating (Ratings Models). Analysts may only use a Ratings Model in the process of determining a Credit Rating if the Ratings Model is approved for that use, as specified in the Model Repository.

Analysts must document the use of all Ratings Models (including Ratings Model name and Model ID) used in the process of determining a Credit Rating.

Ratings Services allows for dispensations to this policy in certain circumstances.



Policy: **Model Governance**
Date: **15 June 2015**

Policy Statement

This Policy provides model governance for models that:
   i.   Are used in the process of determining a Credit Rating in accordance with Criteria ("Ratings Models")
   ii. Are complex models that are based on advanced economic, financial, mathematical or statistical methodologies used in the development of Criteria ("Criteria Models")
   iii. Derive insight into market views on credit quality or the economic environment which may be used by Analysts to prioritize credits for review, but are not used in determining a Credit Rating ("Market Intelligence Models")
   iv. Are made available externally ("Ratings Services External Models")

Ratings Models, Criteria Models, Market Intelligence Models and Ratings Services External Models are collectively referred to as "Covered Models."

Ratings Services considers a model to be a quantitative method, system or approach that applies statistical, economic, financial or mathematical theories, techniques, and assumptions to process input data into quantitative estimates. A model also includes quantitative approaches whose inputs are partly or wholly qualitative or based on expert judgment, provided that the outputs are quantitative in nature.

A model consists of three components:
   i.   An information input component, which delivers assumptions and data to the model;
   ii. A processing component, which transforms inputs into estimates; and
   iii. A reporting component, which translates the estimates into useful business information.

Ratings Services' Governance requirements apply to Covered Models developed internally or by third parties and vary in line with the risk presented by the model. Ratings Services allows for dispensations from polices in certain circumstances. Ratings Services' model governance process encompasses Covered Model development, implementation, validation, approval and use, as well as model risk tiers (assessed as high, medium or low model risk) and management of the Ratings Services Model Inventory. Use of Covered Models is governed by the Model Use Policy. All Ratings Models are to be submitted for approval to the Board of Managers of Standard & Poor's Financial Services LLC (the Board of Managers) in a manner that is consistent with applicable policies and procedures.



Policy: **Criteria Governance Policy**
Date: **19 October 2015**

<u>**Policy Statement**</u>

1. This Policy provides Criteria governance for methodologies that:
   a. Encompass published guidance that governs the analytic basis for determining Credit Ratings.
   b. Include all fundamental factors, analytical principles, methodologies and key assumptions that we use in the ratings process to produce our Credit Ratings. These methodologies may encompass quantitative or qualitative elements, or both.

2. Standard & Poor's will establish and maintain Criteria for the issuance of its Credit Ratings and will require consistent application of its Criteria. Standard & Poor's Criteria is rigorous, systematic, continuous and based upon historical experience (including back-testing) and objective validation.

3. Standard & Poor's has established a Criteria approval framework that consists of a series of formal documented approvals by designated members of the relevant analytical group and Criteria Officers and Senior Criteria Officers before the Criteria is reviewed and approved by the Criteria and Model Governance Committee (CMGC). The Criteria is subject to approval by the Board of Managers of Standard & Poor's Financial Services LLC (the "S&P Board").

4. Standard & Poor's and its Employees strive to issue Credit Ratings that are independent, unbiased, based upon objective Criteria, and well-substantiated. Standard & Poor's and its Employees may receive feedback from Issuers, investors, other market participants, or the public on its Criteria, Credit Ratings, Credit Rating Rationales, or other published materials. Standard & Poor's may consider such feedback when assessing whether to revise that material, but will only make changes that are warranted based upon its own objective and independent assessment of the feedback.

5. Standard & Poor's has established measures for the ongoing, at least annual, review of its Criteria. Employees providing final sign off on these reviews will be independent from the Practice Areas performing the relevant Credit Rating Activities.

6. Standard & Poor's and its Employees will protect Confidential Information with respect to Standard & Poor's Credit Rating Activities, including pending changes to Criteria.

7. Standard & Poor's will disclose to the public all information that it is required to disclose pursuant to its Regulatory Requirements, including material modifications to Criteria or significant errors in Criteria that may result in a change to current credit ratings. Standard & Poor's will disclose required information in a timely manner and consistent with its Regulatory Requirements.

8. Standard & Poor's clearly defines its rating symbols and applies those symbols in a consistent manner. When required by law or regulation or where otherwise feasible and appropriate, Standard &

Poor's will differentiate Credit Ratings of structured finance products from other Credit Ratings, including through additional disclosures or the use of different rating symbols.

9. Standard & Poor's will provide appropriate training to Employees and officers to facilitate compliance with this policy.